Snow Lake Resources Ltd.

Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

Snow Lake Resources Ltd.

Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the Three and Six Months Ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

	As at December 31, 2022	As at June 30, 2022
	$	$
Assets
Current Assets
Cash	13,074,019	23,792,408
Sales tax receivable (Note 4)	117,536	294,164
Prepaids and deposits (Note 5)	1,483,930	932,150
Due from related party (Note 15)	10,287	10,287
Total Current Assets	14,685,772	25,029,009
Exploration and evaluation assets (Note 6)	16,440,399	12,077,584
Total Assets	31,126,171	37,106,593
Liabilities
Current Liabilities
Accounts payable and accrued liabilities (Note 7)	511,996	1,182,449
Due to related parties (Note 15)	89,538	110,274
Loan payable (Note 8)	-	201,157
Derivative liability (Note 10)	255,674	286,997
Total Liabilities	857,208	1,780,877
Shareholders’ Equity
Share capital (Note 11)	39,733,633	39,733,633
Shares to be issued (Note 11)	36,774	-
Reserve for share-based payments (Note 12)	6,731,229	6,067,323
Reserve for warrants (Note 13)	65,099	70,295
Accumulated deficit	(16,297,772)	(10,545,535)
Total Shareholders’ Equity	30,268,963	35,325,716
Total Liabilities and Shareholders’ Equity	31,126,171	37,106,593

Nature of operations and going concern (Note 1)
Commitments and contingencies (Note 19)
Subsequent events (Note 21)

Approved on behalf of the Board of Directors:

“Brian Imrie” (signed)	“Nochum Labkowski” (signed)
Director	Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Snow Lake Resources Ltd.

Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the Three and Six Months Ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

	Three Months ended December 31, 2022	Three Months ended December 31, 2021	Six Months ended December 31, 2022	Six Months ended December 31, 2021
	$	$	$	$
Expenses
Directors’ and officers’ consulting fees (Note 15)	2,941,461	173,671	3,191,023	238,102
Professional fees	1,536,181	378,133	1,943,774	393,811
Stock-based compensation (Notes 12 and 15)	201,331	1,713,160	848,520	1,713,160
Insurance expense	277,858	96,656	567,825	98,299
General and administrative expenses	190,782	10,616	270,004	32,119
Consulting fees	126,739	64,071	178,643	82,771
Travel expenses	37,289	18,281	104,803	18,281
Transfer agent and regulatory fees	10,958	129,235	38,465	139,491
Research expenses	12,000	-	12,000	-
Bank fees and interest	3,286	3,284	5,896	4,077
Interest on loan and debentures (Notes 8 and 9)	-	60,186	1,193	155,091
Amortization of transaction costs (Note 9)	-	41,645	-	50,617
	(5,337,885)	(2,688,938)	(7,162,146)	(2,925,819)
Other Income
(Loss) gain on change in fair value of derivative liabilities (Note 10)	(65,684)	438,340	31,323	463,968
Grant income (Note 18)	-	30,995	109,750	30,995
Foreign exchange (loss) gain	(113,547)	19,778	1,084,222	18,198
	(179,231)	489,113	1,225,295	513,161
Net Loss and Comprehensive Loss	(5,517,116)	(2,199,825)	(5,936,851)	(2,412,658)
Weighted Average Number of Outstanding Shares
Basic and diluted (Note 14)	17,924,758	14,876,909	17,924,758	13,943,543
Net Loss per Share
Basic and diluted (Note 14)	(0.31)	(0.15)	(0.33)	(0.17)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Snow Lake Resources Ltd.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Shares to be Issued	Share-Based Payments Reserve	Warrants Reserve	Accumulated Deficit	Total
	#	$	$	$	$	$	$
Balance, June 30, 2021	13,010,176	5,750,252	-	1,154,905	119,233	(2,271,524)	4,752,866
Issuance of shares on IPO (Note 11)	3,680,000	34,988,520	-	-	-	-	34,988,520
Share issue costs (Note 11)	-	(3,932,926)	-	-	-	-	(3,932,926)
Issuance of conversion of debentures (Notes 9, 10 and 11)	751,163	854,656	-	-	2,743	-	857,399
Stock-based compensation (Note 12)	-	-	-	1,713,160	-	-	1,713,160
Exercise of warrants (Notes 11 and 13)	159,736	264,581	-	-	(24,861)	-	239,720
Net loss for the period	-	-	-	-	-	(2,412,658)	(2,412,658)
Balance, December 31, 2021	17,601,075	37,925,083	-	2,868,065	97,115	(4,684,182)	36,206,081
Balance, June 30, 2022	17,924,758	39,733,633	-	6,067,323	70,295	(10,545,535)	35,325,716
Stock-based compensation (Note 12)	-	-	-	848,520	-	-	848,520
Cancellation of stock options (Note 12)	-	-	-	(184,614)	-	184,614	-
Exercise of warrants (Notes 11 and 13)	-	-	36,774	-	(5,196)	-	31,578
Net loss for the period	-	-	-	-	-	(5,936,851)	(5,936,851)
Balance, December 31, 2022	17,924,758	39,733,633	36,774	6,731,229	65,099	(16,297,772)	30,268,963

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Snow Lake Resources Ltd.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the Six Months Ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

	Six Months ended December 31, 2022	Six Months ended December 31, 2021
	$	$
Operating Activities
Net loss for the period	(5,936,851)	(2,412,658)
Adjustments for non-cash items:
Interest expenses and accretion (Notes 8 and 9)	1,188	126,884
Amortization of transaction costs (Note 9)	-	50,618
Stock-based compensation (Note 12)	848,520	1,713,160
Gain on change in fair value of derivative liabilities (Note 10)	(31,323)	(463,968)
Foreign exchange gain	(813)	-
	(5,119,279)	(985,964)
Net change in non-cash working capital items:
Sales tax receivable	176,628	(42,512)
Prepaids and deposits	(551,780)	(1,185,783)
Accounts payable and accrued liabilities (Note 7)	(444,048)	13,750
Due to related parties	(20,736)	(30,072)
Cash Flows (used in) Operating Activities	(5,959,215)	(2,230,581)

Financing Activities
Proceeds from issuance of shares on IPO (Note 11)	-	34,988,520
Share issuance costs (Note 11)	-	(2,995,448)
Proceeds received from loan (Note 8)	-	782,423
Repayment on loan (Note 8)	(201,532)	-
Proceeds from exercise of warrants (Note 11)	31,578	239,720
Cash Flows provided by (used in) Financing Activities	(169,954)	33,015,215

Investing Activities
Payments for exploration and evaluation assets (Note 6)	(4,589,220)	(324,142)
Cash Flows (used by) Investing Activities	(4,589,220)	(324,142)

(Decrease) increase in cash	(10,718,389)	30,460,492
Cash, beginning of period	23,792,408	318,844
Cash, end of period	13,074,019	30,779,336

Supplemental Information
Exploration and evaluation assets in accounts payable	258,684	232,364

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Snow Lake Resources Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

1.Nature of Operations and Going Concern

Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (“Snow Lake” or the “Company”) was incorporated under the Canada Business Corporations Act on May 25, 2018. The Company is a Canadian natural resource exploration company engaged in the exploration and development of mineral resources through its subsidiaries: Snow Lake Exploration Ltd. and Snow Lake (Crowduck) Ltd. The corporate and principal place of business is 242 Hargrave St. #1700, Winnipeg, Manitoba, R3C 0V1 Canada.

On November 22, 2021, the Company was listed for trading under the NASDAQ Composite under the ticker symbol “LITM”.

On November 23, 2021, the Company closed its initial public offering (“IPO”) through the issuance of 3,680,000 common shares, at a price of $9.51 (USD $7.50) per share for gross proceeds of $34,988,520 (USD $27,600,000).

Although the Company has taken steps to verify title to the mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to government licensing requirements or regulations, unregistered prior agreements, undetected defects, unregistered claims, native land claims, and non-compliance with regulatory and environmental requirements.

For the six months ended December 31, 2022, the Company incurred a net loss of $5,936,851 (2021 – $2,412,658) and negative cash flow from operations of $5,959,215 (2021 – $2,230,581), and as at December 31, 2022, the Company had an accumulated deficit of $16,297,772 (June 30, 2022 – accumulated deficit of $10,545,535). The Company had not yet placed any of its mineral properties into production and, as a result, the Company has no source of operating cash flow. The Company’s ability to continue as a going concern is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continuing operations, or, in the absence of adequate cash flows from operations, obtaining additional financing to support operations for the foreseeable future. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations. The unpredictability of the mining business represents material uncertainties which may cast significant doubt upon the Company’s ability to continue as a going concern.

These unaudited condensed interim consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, and do not reflect the adjustments to the carrying values of assets and liabilities and the reported revenues and expenses, and classifications of statements of financial position that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

2.Basis of Presentation

(a)Statement of Compliance

These unaudited condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and interpretations of the International Financial Reporting Interpretations Committee. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards 34 – Interim Financial Reporting.

These unaudited condensed interim consolidated financial statements were reviewed, approved and authorized for issuance by the Board of Directors (the “Board”) of the Company on March 30, 2023.

(b)Basis of Measurement

These unaudited condensed interim consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments carried at fair value. In addition, these unaudited condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Snow Lake Resources Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

2.Basis of Presentation (continued)

(c)Basis of Consolidation

These unaudited condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, and include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating inter-entity balances and transactions.

(d)Functional Currency

These unaudited condensed interim consolidated financial statements are presented in Canadian dollars (“$” or “CAD”), which is the Company’s functional currency. The functional currency is the currency of the primary economic environment in which the Company operates.

(e)Significant Accounting Judgments and Estimates

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenue, and expenses. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue, and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. These estimates are reviewed periodically, and adjustments are made as appropriate in the period they become known. Items for which actual results may differ materially from these estimates are described as follows:

Going concern

At each reporting period, management exercises judgment in assessing the Company’s ability to continue as a going concern by reviewing the Company’s performance, resources, and future obligations. The conclusion that the Company will be able to continue as a going concern is subject to critical judgments of management with respect to assumptions surrounding the short and long-term operating budgets, expected profitability, investment and financing activities and management’s strategic planning. The assumptions used in management’s going concern assessment are derived from actual operating results along with industry and market trends. Management believes there is sufficient capital to meet the Company’s business obligations for at least the next 12 months, after taking into account expected cash flows and the Company’s cash position at period-end.

Fair value of financial assets and financial liabilities

Fair value of financial assets and financial liabilities on the consolidated statements of financial position that cannot be derived from active markets, are determined using a variety of techniques including the use of valuation models. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. Judgments include, but are not limited to, consideration of model inputs such as volatility, estimated life and discount rates.

Economic recoverability of future economic benefits of exploration and evaluation assets

Management has determined that exploration and evaluation (“E&E”) assets and related costs incurred, which have been recognized on the consolidated statements of financial position, are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geological data, scoping studies, accessible facilities, and existing and future permits.

Provisions

Provisions recognized in the consolidated financial statements involve judgments on the occurrence of future events, which could result in a material outlay for the Company. In determining whether an outlay will be material, the Company considers the expected future cash flows based on facts, historical experience and probabilities associated with such future events. Uncertainties exist with respect to estimates made by management and as a result, the actual expenditure may differ from amounts currently reported.

Snow Lake Resources Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

2.Basis of Presentation (continued)

(e)Significant Accounting Judgments and Estimates (continued)

Income taxes

Income taxes and tax exposures recognized in the consolidated financial statements reflect management’s best estimate of the outcome based on facts known at the reporting date. When the Company anticipates a future income tax payment based on its estimates, it recognizes a liability. The difference between the expected amount and the final tax outcome has an impact on current and deferred taxes when the Company becomes aware of this difference.

In addition, when the Company incurs losses that cannot be associated with current or past profits, it assesses the probability of taxable profits being available in the future based on its budgeted forecasts. These forecasts are adjusted to take account of certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate the sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

Options and warrants

Options and warrants, including finders’ warrants, are initially recognized at fair value, based on the application of the Black-Scholes valuation model (“Black-Scholes”). This pricing model requires management to make various assumptions and estimates which are susceptible to uncertainty, including the expected volatility of the share price, expected forfeitures, expected dividend yield, expected term of the warrants or options, and expected risk-free interest rate. Changes in these input assumptions can significantly affect the fair value estimate.

Expected credit losses on financial assets

Determining an allowance for expected credit losses (“ECL”) for amounts receivable and all debt financial assets not held at fair value through profit or loss requires management to make assumptions about the historical patterns for the probability of default, the timing of collection and the amount of incurred credit losses, which are adjusted based on management’s judgment about whether economic conditions and credit terms are such that actual losses may be higher or lower than what the historical patterns suggest.

3.Summary of Significant Accounting Policies

The accounting policies applied by the Company in these unaudited condensed interim consolidated financial statements are the same as those noted in the Company’s audited consolidated financial statements for the year ended June 30, 2022, unless otherwise noted below.

(a)Adoption of New Accounting Standards and Amendments

The Company adopted the following amendments, effective July 1, 2022. The changes were made in accordance with the applicable transitional provisions. The Company early-adopted these amendments and had assessed that there was no material impact upon their adoption on its consolidated financial statements:

Amendments to IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”)

In May 2020, the IASB issued amendments to update IAS 37. The amendments specify that in assessing whether a contract is onerous under IAS 37, the cost of fulfilling a contract includes both the incremental costs and an allocation of costs that relate directly to contract activities. The amendments also include examples of costs that do, and do not, relate directly to a contract.

Snow Lake Resources Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

3.Summary of Significant Accounting Policies (continued)

(a)Adoption of New Accounting Standards and Amendments (continued)

Amendments to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)

In February 2021, the IASB issued Definition of Accounting Estimates, which amended IAS 8. The amendments clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. That distinction is important because changes in accounting estimates are applied prospectively only to future transactions and other future events, but changes in accounting policies are generally also applied retrospectively to past transactions and other past events. The amendments to IAS 8 are effective for annual periods beginning on or after January 1, 2023. The Company early-adopted these amendments as permitted.

4.Sales Tax Receivable

The Company’s sales tax receivable balance represents amounts due from government taxation authorities in respect of the Good and Services Tax/Harmonized Sales Tax (“GST/HST”). The Company anticipates full recovery of these amounts and therefore no ECL has been recorded against these receivables, which are due in less than one year.

5.Prepaids and Deposits

	December 31, 2022	June 30, 2022
	$	$
Prepaid insurance	633,122	483,278
Advances made to suppliers and deposits	850,808	448,872
	1,483,930	932,150

6.Exploration and Evaluation Assets

The following summarizes the movement of the Company’s E&E assets for the six months ended December 31, 2022, and the year ended June 30, 2022:

	December 31, 2022	June 30, 2022
	$	$
Balance, beginning of period	12,077,584	5,730,224
Exploration and evaluation expenditures	4,362,815	6,347,360
Balance, end of period	16,440,399	12,077,584

7.Accounts Payable and Accrued Liabilities

	December 31, 2022	June 30, 2022
	$	$
Trade payables	334,734	568,065
Accrued liabilities	177,262	614,384
	511,996	1,182,449

Accounts payable of the Company are principally comprised of amounts outstanding for trade purchases incurred in the normal course of business.

Snow Lake Resources Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

8.Loan Payable

On November 29, 2021, the Company entered into a loan agreement for USD $692,970 (CAD $873,253) (the “Loan”). The Loan bears an interest rate of 4.7% and is payable in monthly instalments of USD $78,512. Interest related to the Loan totaled $16,226 and was included in interest on loan and debentures. On August 18, 2022, the Company paid off the remaining balance of USD $156,105 (CAD $201,157) on the Loan upon its maturity.

9.Convertible Debentures

In February 2021, the Company issued convertible debts (the “Debentures”) for a total of $865,263 (the “Subscribed Amount”). The Debentures were sold at a discount of approximately 5% for proceeds of $805,000, net of a $15,000 cash commission.

Under the terms of the agreement, the Subscribed Amount plus interest accrued, at a rate which should be the higher of (i) 12% per annum or (ii) Wall Street Prime Rate + 7%, is convertible, at the option of the Debenture holder, into common shares of the Company at a price that is the lesser of (i) $1.25 per share or (ii) a 20% discount to the price of a Liquidity Transaction (defined below). The conversion feature expires (the “Expiry Date”) on the earlier of 24 months from execution, or the closing of a registered public offering (the “Liquidity Transaction”).

In the event of a default, interest accrues at the lesser of (i) 24% per annum or (ii) the maximum legally authorized rate. The Company has the right to repay the note prior to maturity at 110% of the then outstanding principal and interest. The Company must provide 30 days’ notice and the Lender shall have the right to convert prior to the 30-day notice expiration.

On November 23, 2021, all debt holders exercised their conversion rights at a price of $1.25 per common share. As a result of the conversion, 751,163 common shares were issued.

During the six months ended December 31, 2021, the Company recognized accretion expense of $91,895 relating to accreting the debt component of the Debentures up to their principal value, and interest of $34,990. The Company also amortized $50,617 of transaction costs and discount in the consolidated statements of loss and comprehensive loss.

10.Derivative Liability

Conversion feature of Debentures

Upon issuance of the Debentures in February 2021, the Company allocated the conversion feature component valued at $442,589 as a derivative liability. During six months ended December 31, 2021, a gain on change in fair value on the conversion feature of $153,155 was recorded on the consolidated statements of loss and comprehensive loss. As a result of the conversion, a fair value of $256,758 was allocated to share capital.

IPO Finders’ Warrants

In connection with the IPO which closed on November 23, 2021, the Company issued 184,000 Finders’ Warrants exercisable at USD $9.375 before November 19, 2026. The fair value of these Finders’ Warrants was estimated at $1,237,681 using Black-Scholes with the following assumptions: expected volatility of 100% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 1.58%, and an expected life of five years.

As at December 31, 2022, the derivative liability related to the Finders’ Warrants was measured at a fair value of $255,674 (June 30, 2022 – $286,997) using Black-Scholes with the following assumptions: share price of USD $2.28, exercise price of USD $9.375, expected volatility of 100% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 3.55% and an estimated remaining life of 3.90 years. During six months ended December 31, 2022, the Company recorded a fair value decrease of $31,323 (2021 – fair value decrease of $310,813) on the derivative liability related to the Finders’ Warrants.

Snow Lake Resources Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

10.Derivative Liability (continued)

The changes to the derivative liabilities for the six months ended December 31, 2022 are as follows:

$
Balance, June 30, 2022	286,997
Fair value changes of derivative liability – Finders’ Warrants	(31,323)
Balance, December 31, 2022	255,674

11.Share Capital

Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value.

Common shares issued and outstanding as at December 31, 2022 and June 30, 2022 are as follows:

	Number of common shares	Amount
	#	$
Balance, June 30, 2021	13,010,176	5,750,252
Shares issued on initial public offering	3,680,000	34,988,520
Shares issue costs	-	(4,233,129)
Shares issued on conversion of debentures	751,163	857,399
Shares issued on vesting of restricted share units	240,000	1,950,645
Shares issued from exercise of warrants	243,419	419,946
Balance, June 30, 2022 and December 31, 2022	17,924,758	39,733,633

Share capital transactions for the six months ended December 31, 2021

On November 23, 2021, the Company completed the IPO through the issuance of 3,680,000 common shares, including 480,000 common shares issued under the underwriters’ over-allotment option, at a price of $9.51 (USD $7.50) per share for gross proceeds of $34,988,520 (USD $27,600,000). In connection with the IPO, the Company granted the underwriters 184,000 Finders’ Warrants with each Finders’ Warrant exercisable into one common share of the Company at the price of USD $9.375 until November 19, 2026 (see Notes 10 and 13). In addition, the Company paid total issuance costs of $2,995,448 comprised of (i) a cash commission of $2,624,139 to the underwriters, (ii) underwriters’ fees of $304,248, and (iii) other closing expenses of $67,061.

On November 23, 2021, the Company also issued 751,163 common shares for the conversion of all outstanding Debentures at a conversion price of $1.25 per common share. The total amount of $863,294 was transferred from derivative liability to share capital.

During the six months ended December 31, 2021, 159,736 common shares were also issued as a result of the exercise of Warrants for cash proceeds of $239,720.

Share capital transactions for the six months ended December 31, 2022

There were no share issuances during the six months ended December 31, 2022.

Shares to be issued

During the six months ended December 31, 2022, the Company received cash proceeds of $31,578 for a request of exercise of Warrants. As at December 31, 2022, the shares had yet to be issued. Subsequent to December 31, 2022, the Company completed the exercise through the issuance of 21,052 common shares.

Snow Lake Resources Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

12.Reserve for Share-Based Payments

The Company maintains a stock option plan (the “Option Plan”) whereby officers, directors and consultants may be granted stock options for common shares of the Company. The maximum number of common shares that are issuable under the Option Plan is limited to 2,406,732 common shares. Under the Option Plan, the exercise price of each option may not be lower than the greater of the closing price of the Company’s shares on the trading day prior to the grant date or the grant date itself, whichever is higher. Vesting of options is determined at the discretion of the Board.

On September 7, 2022, the Company further amended the Option Plan to add cashless exercise of the options under the Option Plan. Under cashless exercise, a participant may elect to exercise an option without payment of the aggregate exercise price due on such exercise with written notice to the Company. No fractional common shares will be issued to any participant electing a cashless exercise.

As at December 31, 2022, the Company had 824,325 common shares available for issuance under the Option Plan.

The following summarizes the stock option activity for the six months ended December 31, 2022 and 2021:

	2022		2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	$	#	$
Outstanding, beginning of period	1,620,489	7.23	820,000	2.50
Granted	-	-	1,269,386	USD 7.50
Cancelled	(38,082)	USD 7.50	-	-
Outstanding, end of period	1,582,407	7.64	2,089,386	6.73
Exercisable, end of period	1,582,407	7.64	820,000	2.50

Option grants for the six months ended December 31, 2021

On November 18, 2021, the Company granted 1,269,386 options to various officers and directors at an exercise price of USD $7.50, expiring on November 18, 2026. The options vest in equal increments after three months, six months, nine months and 12 months until fully vested. The options were valued using Black-Scholes with the following assumptions: expected volatility of 100% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 1.47%, forfeiture rate of 20% and an expected life of five years. The grant date fair value attributable to these options was $7,167,552, of which $848,520 was recorded as stock-based compensation in connection with the vesting of these options during the six months ended December 31, 2022 (2021 – $1,713,160).

Option grants for the six months ended December 31, 2022

There were no options granted during the six months ended December 31, 2022.

The following table summarizes information of stock options outstanding and exercisable as at December 31, 2022:

Date of expiry	Number of options outstanding	Number of options exercisable	Exercise price	Weighted average remaining contractual life
	#	#	$	Years
May 24, 2023	520,000	520,000	2.50	0.39
November 18, 2026	1,062,407	1,062,407	USD 7.50	3.88
	1,582,407	1,582,407	7.64	2.74

Snow Lake Resources Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

13.Reserve for Warrants

The following summarizes the warrants activity for the six months ended December 31, 2022 and 2021:

	2022		2021
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
	#	$	#	$
Outstanding, beginning of period	821,106	3.93	880,525	1.55
Issued of Finders’ Warrants from IPO	-	-	184,000	USD 9.375
Exercised	-	-	(159,736)	1.50
Outstanding, end of period	821,106	3.93	904,789	3.70

Warrant issuances for the six months ended December 31, 2021

As part of the IPO which closed on November 23, 2021, the Company issued 184,000 Finders’ Warrants exercisable at USD $9.375 before November 19, 2026. As these Finders’ Warrants are denominated in USD, they are considered derivative liabilities hence classified as such (see Note 10 for details).

Warrant issuances for the six months ended December 31, 2022

There were no warrant issuances during the six months ended December 31, 2022.

The following table summarizes information of warrants outstanding as at December 31, 2022:

Date of expiry	Number of warrants outstanding	Exercise price	Weighted average remaining contractual life
	#	$	Years
November 19, 2023	32,000	1.25	0.88
November 19, 2023	533,679	1.50	0.88
November 19, 2023	71,427	2.25	0.88
November 19, 2026	184,000	USD 9.375	3.89
	821,106	3.93	1.58

14.Basic and Diluted Loss per Share

The calculations of basic and diluted loss per share for the six months ended December 31, 2022 were based on the net loss of $5,936,851 (2021 – net loss of $2,412,658) and the weighted average number of basic and diluted common shares outstanding of 17,924,758 (2021 – 13,943,543). The details of the computation of basic and diluted loss per share are as follows:

	2022	2021
	$	$
Net Loss for the period ended December 31	(5,936,851)	(2,412,658)
	#	#
Basic weighted-average number of shares outstanding	17,924,758	13,943,543
Assumed conversion of dilutive stock options and warrants	-	-
Diluted weighted-average number of shares outstanding	17,924,758	13,943,543
	$	$
Basic and diluted loss per share	(0.33)	(0.17)

Snow Lake Resources Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

15.Related Party Transactions

In accordance with IAS 24 – Related Party Disclosures, key management personnel, including companies controlled by them, are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. The remuneration of directors and key executives is determined by the compensation committee of the Board. The remuneration of directors and other members of key management personnel during the six months ended December 31, 2022 and 2021 were as follows:

	2022	2021
	$	$
Directors’ and officers’ consulting fees	636,193	238,102
Addendum payments	2,554,830	-
Exploration and evaluation expenditures	179,430	62,563
	3,370,453	300,665

Directors’ and officers’ consulting fees

During the six months ended December 31, 2022, $382,473 of fees included in directors’ and officers’ consulting fees had been paid to companies controlled or affiliated by current and former officers of the Company.

Addendum payments

On November 1, 2022, the Company purported to amend the consulting agreements with the entities controlled by the former Chief Executive Officer and the former Chief Operating Officer of Snow Lake, with an addendum which amended the termination clause of their respective agreements. As a result of the addendum, the Company recorded fees of $1,672,988 (USD $1,224,040) and $881,842 (USD $648,020), respectively, which are included in directors’ and officers’ consulting fees during the six months ended December 31, 2022. On December 5, 2022, payout was made to the respective entities controlled by the former CEO and COO.

Exploration and evaluation expenditures

During the six months ended December 31, 2022, fees of $179,430 for services rendered by the Company’s VP of Resources Development, and the VP of Exploration, had been capitalized as E&E assets on the consolidated statements of financial position.

Share-based compensation

During the six months ended December 31, 2022, the Company recorded stock-based compensation of $848,520 (2021 – nil) in connection with the vesting of options previously granted to officers and directors of the Company.

Related party balances

All related party balances payable, for services and business expense reimbursements rendered as at December 31, 2022 and June 30, 2022 are non-interest bearing and payable on demand, and are comprised of the following:

	December 31, 2022	June 30, 2022
	$	$
Payable to officers and directors	89,538	110,274
Receivable from Nova Minerals Ltd.	(10,287)	(10,287)
	79,251	99,987

Snow Lake Resources Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

16.Capital Management

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern such that it can provide returns for shareholders and benefits for other stakeholders. The management of the capital structure is based on the funds available to the Company in order to support the acquisition, exploration and development of mineral properties and to maintain the Company in good standing with the various regulatory authorities. In order to maintain or adjust its capital structure, the Company may issue new shares, sell assets to settle liabilities, issue debt instruments or return capital to its shareholders. The Company monitors its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

17.Financial Risks

The Company is exposed to various risks as it relates to financial instruments. Management, in conjunction with the Board, mitigates these risks by assessing, monitoring and approving the Company’s risk management process. There have not been any changes in the nature of these risks or the process of managing these risks from the previous reporting periods.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash, other receivable (excluding sales tax receivable) and due from related party, which expose the Company to credit risk should the borrower default on maturity of the instruments. Cash is held with a reputable chartered bank in Canada, which is closely monitored by management. Management believes that the credit risk concentration with respect to financial instruments included in cash, other receivables and due from related party is minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company. The Company generates cash flow primarily from its financing and investing activities. As at December 31, 2022, the Company had a cash balance of $13,074,019 (June 30, 2022 – $23,792,408) to settle current liabilities of $857,208 (June 30, 2022 – $1,780,877).

As at December 31, 2022, the Company had the following contractual obligations:

	Less than 1 year	1 to 3 years	3 to 5 years	Total
	$	$	$	$
Accounts payable and accrued liabilities	511,996	-	-	511,996
Due to related parties	89,538	-	-	89,538
Derivative liability	255,674	-	-	255,674
Total	857,208	-	-	857,208

The Company manages liquidity risk by maintaining adequate cash reserves and by continuously monitoring forecasts and actual cash flows for a rolling period of 12 months to identify financial requirements. Where insufficient liquidity may exist, the Company may pursue various debt and equity instruments for short or long-term financing of its operations.

Management believes there is sufficient capital to meet short-term business obligations, after taking into account cash flow requirements from operations and the Company’s cash position as at December 31, 2022.

Snow Lake Resources Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

17.Financial Risks (continued)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s loans payable and convertible debentures have fixed interest rates. As at December 31, 2022, the Company had no hedging agreements in place with respect to floating interest rates. Management believes that the interest rate risk concentration with respect to financial instruments is minimal.

Foreign exchange risk

Foreign exchange risk is the risk that the Company will be subject to foreign currency fluctuations in satisfying obligations related to its foreign activities. The Company has from, time to time, financial instruments and transactions denominated in foreign currencies, notably in USD. The Company’s primary exposure to foreign exchange risk is that transactions denominated in foreign currency may expose the Company to the risk of exchange rate fluctuations. Based on its current operations, management believes that the foreign exchange risk remains minimal.

Fair value

Fair value estimates of financial instruments are made at a specific point in time based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

As at December 31, 2022, the Company’s financial instruments consisted of cash, other receivables (excluding sales tax recoverable), due from related party, accounts payable, due to related parties, and derivative liability. The fair value of other receivables (excluding sales tax recoverable), due from related party, accounts payable and due to related parties are approximately equal to their carrying value due to their short-term nature. As at June 30, 2022, the fair values of the loan payable approximated their carrying amounts as they were measured taking into consideration comparable instruments with similar risks in determining the rates at which to discount their amount in applying their respective measurement models.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Cash	13,074,019	-	-	13,074,019
Derivative liability	-	(255,674)	-	(255,674)

As at December 31, 2022 and June 30, 2022, the Company’s financial instruments carried at fair value consisted of its cash, which is classified as Level 1, and its derivative liability, which have been classified as Level 2. There were no transfers between Levels 2 and 3 for recurring fair value measurements since the last reporting period.

18.Grant Income

During the six months ended December 31, 2022, the Company received a grant for $109,750 (2021 – $30,995) from the Manitoba Minerals Development Fund, for the purposes of supporting strategic projects that contribute to sustainable economic growth in the Province of Manitoba.

Snow Lake Resources Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2022 and 2021

(Expressed in Canadian Dollars)

19.Contingencies

The Company’s E&E activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. As at December 31, 2022, the Company believes its operations are materially in compliance with all applicable laws and regulations. The Company expects to make future expenditures to comply with such laws and regulations.

20.Reclassification

Certain comparative figures have been reclassified to conform to the current period’s presentation on the unaudited condensed interim consolidated statements of loss and comprehensive loss. Net loss previously reported has not been affected by these reclassifications.

21.Subsequent Events

Subsequent to December 31, 2022, the Company issued 240,000 common shares to settle a debt of USD $480,000 owed to a director, in relation to services related to the requisitioning of shareholders, which the Company had agreed to complete the settlement on behalf of the director.

Subsequent to December 31, 2022, the Company granted 350,000 stock options to various directors. The options are exercisable at a price of USD $2.50 per common share for a period of five years. The options vested immediately on grant. The Company also granted 470,000 restricted share units (“RSUs”) to various directors. 70,000 RSUs vest on January 30, 2024, with the remainder to vest at various stages pending conditions of certain milestones.

Subsequent to December 31, 2022, 110,000 stock options exercisable at USD $7.50 previously granted to certain former officers and directors of the Company, were cancelled.

Subsequent to December 31, 2022, the Company issued 21,052 common shares to complete the exercise of warrants of which proceeds of $31,578 were classified as shares to be issued as per disclosed in Note 11.